Robert M. Kurucza 202.346.4515 RKurucza@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

August 5, 2010

VIA EDGAR

Patsy W. Mengiste
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Old Westbury Funds, Inc. – File Nos. 033-66528 and 811-07912

Dear Ms. Mengiste:

          We are writing to respond to the staff’s comments that you provided to us by telephone on August 2, 2010 with respect to the preliminary proxy statement (“Proxy Statement”) for Old Westbury Funds, Inc. (the “Registrant”) filed with the Securities and Exchange Commission on July 2010, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

          For convenience of reference, we have summarized the staff’s comments below, which are followed by our response. Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement.

Comment

In Part I of the Proxy Statement and the letter to the Fund’s shareholders, please clarify the impact of the implementation of the Proposed Services Realignment and the approval of the Proposed Advisory Agreement on total expense ratios. Similarly, please include the current and pro forma expense tables in the body of the Proxy Statement, instead of as an Appendix.

Response

The Registrant has made the requested changes. Specifically, the below language has been included in the Proxy Statement to clarify the impact of the implementation of the Proposed Services Realignment and the approval of the Proposed Advisory Agreement (the current and pro forma expense tables follow this language in the Proxy Statement) and the letter to the Fund’s shareholders refers to the Proxy Statement.

“As is shown in the table below Current and Pro Forma Expense Ratios, the Old Westbury Non-U.S. Large Cap Fund, the Old Westbury Global Small & Mid Cap Fund, the Old Westbury Global Opportunities Fund and the Old Westbury Real Return Fund will experience some increases in their respective total expense ratios in connection with the Proposed Services Realignment. However, only the Old Westbury Real Return Fund will experience a slight increase (0.02%) in its net total expense ratio (i.e., after the application of fee waivers and expense level commitments). As stated above, if shareholders of a Fund approve the Proposed Advisory Agreement, applicable fee waivers and expense level commitments will be extended through October 31, 2012.”

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          The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to such filing.

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          We hope that these responses adequately address your concerns. As we discussed, we are filing this letter on EDGAR as a correspondence filing and will file the definitive proxy statement pursuant to Rule 14a-6(b) under the 1934 Act incorporating the revisions described herein.

          Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515.

Sincerely,

/s/ Robert M. Kurucza
Robert M. Kurucza

cc:	Steven L. Williamson
Nicola Knight